Filed Pursuant to Rule 433
Registration No. 333-168831

ExamWorks Group, Inc.

10,300,000 Shares

October 27, 2010

On October 26, 2010, ExamWorks Group, Inc. (“ExamWorks”) filed Amendment No. 4 to its Registration Statement on Form S-1 (Commission File No. 333-168831) (the “Registration Statement”) to update certain disclosures in the preliminary prospectus (the “Previous Preliminary Prospectus”) dated October 21, 2010 contained in the Registration Statement. This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated October 26, 2010 (the “Preliminary Prospectus”) included in Amendment No. 4 to ExamWorks’ Registration Statement on Form S-1 relating to these securities, which can be assessed through the following link: http://www.sec.gov/Archives/edgar/data/1498021/000118811210002844/t68491_s-1c.htm.  The following information supplements and updates the information contained in the Previous Preliminary Prospectus.

Initial public offering price per share:	$16.00

Common shares offered by us:	7,745,114 shares (9,290,114 shares if the underwriters’ option to purchase additional shares from us is fully exercised)

Common shares offered by the selling stockholders:	2,554,886 shares

Underwriters’ option to purchase additional shares from us:	1,545,000 shares

Shares of Common Stock to be outstanding after this offering:	30,439,451 shares

As of September 30, 2010 we had $89.6 million of total long-term debt outstanding under our primary credit facility (which does not include $6.4 million outstanding under our line of credit and discount facility). As of October 18, 2010 we had approximately $99.9 million outstanding under our primary credit facility which we intend to repay with the proceeds of this offering.

Among other information that has been updated in the Preliminary Prospectus that is included in Amendment No. 4 to the Registration Statement are those items set forth below. Please refer to the preliminary prospectus dated October 26, 2010 for the full contents thereof.

1.           We have revised the disclosure to delete all references to “best practices” and “leveraging the company’s knowledge and position in the industry.”

2.           We have revised the tabular disclosure with respect to the predecessor on pages 43 and 44.  We have substituted the “combined” financial information for the predecessor and successor for the years ended December 31, 2008 and 2007 with predecessor actual financial information for the year ended December 31, 2007 and the period ended July 13,2008, and provided pro forma financial information for the predecessor and successor for the year ended December 31, 2008.

3.           On page 47 of the Preliminary Prospectus we added a Comparison of the Period from January 1, 2008 to July 13, 2008 (acquisition) and the Year Ended December 31, 2007 – Predecessor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. at Prospectus Department, 200 West Street, New York, New York 10282 (facsimile: 212-902-9316; email: prospectus-ny@ny.email.gs.com) or Credit Suisse Securities (USA) LLC at 1-800-221-1037.